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May 19, 2011

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Max A. Webb, Assistant Director
Sonia Bednarowski

Re:	Spirit Airlines, Inc. Amendment No. 8 to Registration Statement on Form S-1 File No. 333-169474

Ladies and Gentlemen:

On behalf of Spirit Airlines, Inc. (the “Company”), we are hereby filing Amendment No. 8 (“Amendment No. 8”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2010 (the “Registration Statement”).

Amendment No. 8, which is an exhibit-only filing, has been revised to reflect the Company’s responses to the comments received by facsimile on May 18, 2011 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Exhibit 5.1

1.	Please have counsel remove the last sentence in opinion 1 on page 2 or explain why this assumption is necessary

Response: In response to the Staff’s comment, Amendment No. 8 includes a revised Exhibit 5.1 opinion that has removed the referenced sentence as requested.

U.S. Securities and Exchange Commission

May 19, 2011

2.	Please have counsel either remove the first sentence in the last paragraph on page 2 or revise to clarify that anyone may rely on the opinion.

Response: In response to the Staff’s comment, Amendment No. 8 includes a revised Exhibit 5.1 opinion that has removed the referenced sentence as requested.

* * *

We hope the foregoing answers are responsive to your comments. As indicated in my telephone call with Ms. Bednarowski on Wednesday, May 18, 2011, the Company’s current schedule contemplates seeking acceleration of effectiveness of the Registration Statement to Tuesday, May 24, 2011. We will deliver appropriate acceleration requests under separate cover.

Please do not hesitate to contact me by telephone at (650) 463-2643 or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond of LATHAM & WATKINS LLP

cc:	B. Ben Baldanza, Spirit Airlines, Inc.

Thomas C. Canfield, Spirit Airlines, Inc.

Leslie N. Silverman, Cleary Gottlieb Steen & Hamilton LLP